Filed pursuant to Rule 433

November 9, 2010

Relating to

Preliminary Prospectus Supplement dated November 9, 2010 to

Prospectus dated October 30, 2009

Registration Statement No. 333-162773

Cleco Power LLC

Pricing Term Sheet

Issuer:	Cleco Power LLC

Security:	6.00% Notes due 2040

Ratings* (Moody’s/S&P):	Baa2/BBB

Principal Amount:	$250,000,000

Maturity:	December 1, 2040

Settlement:	November 15, 2010; T+3

Coupon:	6.00%

Interest Payment Dates:	June 1 and December 1, commencing June 1, 2011

Record Date:	15th calendar day of the month preceding the month in which the applicable interest payment date falls.

Benchmark Treasury:	4.375% due May 15, 2040

Benchmark Treasury Yield:	4.205%

Spread to Benchmark Treasury:	+187.5 bps

Yield to Maturity:	6.080%

Initial Price to Public:	98.898% per Note

Redemption Provisions: Make-Whole Call:	Make whole call at T + 30 bps

CUSIP:	185508AG3

Minimum Denominations:	$2,000 and integral multiples of $1,000

Use of Proceeds:	The Issuer intends to use the net proceeds from this offering for general corporate purposes, including financing a portion of the costs related to the Acadiana Load Pocket transmission project, the advanced metering infrastructure project, accelerated funding of certain pension plan obligations and repayment prior to maturity of a $50 million bank loan due August 2012.

Joint Book-Running Managers:	J.P. Morgan Securities LLC
Credit Agricole Securities (USA) Inc.
KeyBanc Capital Markets Inc.

Co-Managers:	Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Credit Suisse Securities (USA) LLC

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 212-834-4533, Credit Agricole Securities (USA) Inc. toll-free at 866-807-6030 or KeyBanc Capital Markets Inc. toll-free at 866-227-6479.

*	Note: A security rating is not a recommendation to buy, sell or hold securities, it may be revised or withdrawn at any time by the assigning rating organization and each rating presented should be evaluated independently of any other rating.

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